Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AgTechLogic Inc.
1910 South Stapley Drive Suite 221
Mesa, AZ 85204
https://agtechlogic.com/

Up to $1,070,000.00 in Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: AgTechLogic Inc.
Address: 1910 South Stapley Drive Suite 221, Mesa, AZ 85204
State of Incorporation: DE
Date Incorporated: September 09, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $600.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$600+

Seedling Package. Just as you are helping our company grow, we want you to 'grow' with us. 100% organic, sustainable and biodegradable pot, soil and seedlings customized for your region to ensure optimal seedling success.

$1000+

Local farmers bountiful basket. As we continue to support farmers, we want to share some literal 'fruits' of their labor. Organic, locally sourced products delivered for you to enjoy with friends & family.

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

$100,000+

Invitation to participate in board of directors & invitation to collaborate with our research & development team and 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AgTechLogic, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Agriculture is undergoing an evolution - and AgTechLogic is positioning itself in becoming a vital part of the shift, with its omni-focused approach in enhancing, researching, and developing innovative solutions within the AgTech industry. We bring creative precision agriculture services to address the industry challenges today, and new innovations to protect the future of farming.

Automated agronomy products and services to help farm managers maximize efficiency, reduce waste, control weed management and improve the predictability and control of crops with its sensor controlled weed management systems. With sustainable agriculture objectives and advanced development plans within the AI/ML and autonomous innovation platforms, AgTechLogic’s goal is to transform the way we farm to conserve natural resources, manage costs, and farm smarter.

Today, our premier product is Precision Agriculture Systems that are custom fit for each farm situation. The farmer enrolls in our program to receive Agronomy, Engineering and Business consulting to design a Precision Spray System that can dramatically reduce cost and effort in weed management or adding beneficials to crops while improving the soil health. Our initial program is a one year commitment and we expect our customers to enroll in future years to continue to leverage the innovation in new technology and see continual savings and improvement in the farm outcomes.

Our technology is highly flexible as we can retro-fit existing sprays, build new systems and/or connect to existing tractor technologies to bring even more value.

In addition to our superior precision spray technology, our team has been actively involved in innovation in Water Conservation technologies, Organic Fertilizers, and development of our own applications that provide farmers useful data that will be actionable.

Integrating Farming, Technology and Sustainability. AgTechLogic.

AgTech Logic, Inc (“the Company”) was formed in Delaware on September 14th, 2021. The Company previously existed as TAB AG LLC which was organized as an Arizona LLC on April 10th, 2018. The Company is in the process of winding up its former LLC and transitioning all former business contracts over to the new C-Corp.

Competitors and Industry

The AgTech (Agriculture - Technology) Industry consists of both large and small companies . Many focus only on R&D and many just on trying to sell technology that can be utilized in the agriculture industry.

We believe AgTechLogic is different as we “fit” the technology with the farm, the municipality or airport customer at a price that produces a strong ROI today.

Connected agricultural technologies, including AI and machine learning, is projected to triple in revenue by 2025, reaching over $15 billion.

The US uses over 1 billion pounds of pesticides annually. In addition, by 2050, the world's population will increase by 2 billion people, requiring a 60% increase in food supply.

Our goal is to better equip growers to prepare for this reality. Over $5 billion was invested by venture capitalists in 2021 into AgTech, and 2021 is poised to be another record year. Halfway into 2021, over $4.3 billion has been invested in the sector. If the trend continues, 2021 investment will be 70% higher than last year.

Current Stage and Roadmap

Currently the company is largely pre-revenue. The Company has had some minor initial sales but has not fully launched its products. However, in the past 90 days, we've added significant resources and increased our traction. Our services include weed management, AgTech solutions, water conservation, seedling management, soil fertility, advisory services and organic fertilizers.

Our roadmap is targeting 12+ fulltime employees, and a goal of achieving greater than $2M in sales and greater than $1M in grants in the next 12 months with our next version of precision weed management technology to be ready in 2 years. Please note, this is forward looking information, you can refer to our Risk Factors and Legend below*. To achieve this goal in the next year we estimate this to require a cost of goods sold at $650,000, our gross profit to be $350,000 and our expenses would total $255,500 which would adjust for a $94,500 net operating income between November 2021 - November 2022. These projections were made based on our prior growth in 2021.

Today, we have a unique value proposition as we can custom fit our technology to existing or new sprayers with the flexibility to use a number of different sensors that are available in the market. We are currently using a sensor that, we believe is the best on the market for rugged conditions to detect Chlorophyl. We have completed our own grower studies with specific use cases with cotton and citrus and collaborated with University professionals on independent research that continues to expand our use cases. Our R&D team has plans to design and market our own sensors and sensor combinations.

*THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Thomas Gauthier

Thomas Gauthier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CEO, Director
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Oversee and manage all daily operations of the company. Tom is not currently taking a salary and will determine this based on company profitability and success. Tom will defer salary for equity and will continue to be the primary shareholder.

Other business experience in the past three years:

- **Employer:** CGI
  Title: Director of Consulting Services
  Dates of Service: March 01, 2021 - Present
  Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** Cask

Title: Senior Director of Consulting
Dates of Service: November 01, 2019 - November 01, 2020
Responsibilities: Consulting

Other business experience in the past three years:

- **Employer:** 3RP
  Title: Principal Consultant
  Dates of Service: May 01, 2018 - November 01, 2019
  Responsibilities: Consulting

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Agriculture Technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service

It is possible that there may never be an operational Future Generation of the ability to develop a sensor that can in real-time differentiate a plant from a weed or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company’s making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our Advanced Precision-Ag-Sensor. Delays or cost overruns in the development of our Advanced Precision-Ag-Sensor and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising

and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
AgTechLogic Inc. was formed on 09/09/21. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. AgTechLogic Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that AgTechLogic and it's Precision Ag Product and Services is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it

is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AgTechLogic Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on AgTechLogic Inc. could harm our reputation and materially negatively impact our financial condition and business.

Risk Factors in the Agri-tech Industry
Risk is an important consideration of agriculture broadly and agri-tech industry more specifically. There are three risk factors to be aware of: Financial, Institutional and Human. Financial risk: Growers' access to capital to have the means to invest in new and proven technology as well as their ability to repay debt. Institutional risks occur from not knowing which actions the Government choose to make which may have detrimental results which affect how and when AgTech companies can introduce newer technologies into the market Human risk involves factors related to the growers' health and/or relationships (e.g., divorce) which negatively impact their farming businesses. Additionally, growers' willing to adopt newer technologies due to entrenched views of traditional farming Any or all the risk factors can affect AgTechLogic's ability to achieve its strategic business and technological objectives.

Risk in the AgTech Industry
Risk is an important consideration of agriculture industry broadly and agri-industry more specifically There are three risk types to be aware of: Financial, Institutional and Human. Financial risk: Growers access to capital to have the means to invest in new and proven technology as well as their ability to repay debt. Institutional risks occur from not knowing which actions the Government choose to make which may have detrimental results which affect how and when AgTech companies can introduce

newer technologies into the market Human risk involves factors related to the growers' health and/or relationships (e.g., divorce) which negatively impact their farming businesses. Additionally, growers' willing to adopt newer technologies due to entrenched views of traditional farming Any or all the risk factors can affect AgTechLogic's ability to achieve its strategic business and technological objectives.

Risk in the AgTech Industry

Risk in the AgTech Industry Risk is an important consideration of agriculture industry broadly and agri-industry more specifically There are three risk types to be aware of: Financial, Institutional and Human. Financial risk: Growers access to capital to have the means to invest in new and proven technology as well as their ability to repay debt. Institutional risks occur from not knowing which actions the Government choose to make which may have detrimental results which affect how and when AgTech companies can introduce newer technologies into the market Human risk involves factors related to the growers' health and/or relationships (e.g., divorce) which negatively impact their farming businesses. Additionally, growers' willing to adopt newer technologies due to entrenched views of traditional farming Any or all the risk factors can affect AgTechLogic's ability to achieve its strategic business and technological objectives.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Thomas Gauthier	720,000	Common Stock	60.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Common Stock.

Common Stock

The amount of security authorized is 5,000,000 with a total of 1,200,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights of securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 270,000 of shares to be issued pursant to qualified stock options, reserved but unissued.

The total amount outstanding includes 138,000 of shares to be issued pursant to non-qualified stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or

divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 792,000
  Use of proceeds: Allocation to founders, no money raised.
  Date: October 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue & Cost of Sales & Gross Margins

The company ended up with nearly $30K in revenue vs. $0 in 2019 which was a year focused on research. The Cost of Sales for 2020 was $14,040. We are expecting gross margins to increase and expenses to remain small as we grow. From Jan 2018 - Dec 2020 the Company was heavily focused on University Research, R&D, Product Research, signing JV's & agreements with other companies to test and bring products to market. We were able to make a small sale in Weed Management in fall of 2020, but COVID made a huge impact on our ability to sell as the two largest Agriculture Events west of the Mississippi were cancelled after we completed our first demonstration sprayer. Many of our prospects decided to hold cash and wait to purchase. However, in the past 30 days, Field Days are back on the calendar and we hired a very experienced sales person and expect sales to change.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and Intellectual property, and research and development expenses. The Company invested 47,293 into vehicles and demonstration equity in 2020.

Historical results and cash flows:

Investors should expect significant sales growth now that our major University trials are completed and the major Field Days (demonstrations) that were planned from March 2020 - Sept 2021 are now opening. This will make a significant impact on our sales. A small field day on Oct 21 was very successful.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 27 2021, Cash on-hand will be $37,000.

We are looking into a combination of Term Loan/Credit Line to get us $100,000 in available funds to design and assemble a Precision Sprayer that can focus on vegatable crops and a combination of weed management and beneficial spraying.

We are seeking to use all funds to accelerate demonstrations, which turn into a high percentage of sales.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds will be critical to purchase demonstration tecchnology, R&D into version 2 of our precision sensors and invest in additional resources that include Agronomists, Sales, Assembly Services and R&D.

If these funds were not available, we would look to access loans/LOC to continue to move forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds will help us to accelerate growth and profit but are not the only funding source as we have already submitted for multiple government grants and have embarked on a new sales campaign that will bring in revenue soon. If the maximum is raised, these funds would constitute about 90% of our total funding.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Monthly burn rate of $10k. We will have the funds to operate for 1 additional month if we only raise the minimum through the raise, but we expect new sales in before the end of the year that will help us continue to operate for additional months at a slow growth pace.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum, we will be able to operate for 3 years while adding to our team and increasing operating expenses. We expect the burn rate to increase to $138,000/mo.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have not yet signed for any additional sources of funding but are actively exploring each of these options and more.

Indebtedness

- **Creditor:** Ben Cass
  Amount Owed: $12,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2021
  Loan issued to the company by company founder.

- **Creditor:** AgriTech America
  Amount Owed: $29,126.00
  Interest Rate: 0.0%
  AgriTech America is a technology supplier for the company and this is an outstanding bill for inventory provided.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

The Company determined its pre-money valuation based on several pre-money evaluation tools.

First, the Company used the Comparables (Market) Method with multiple factors. With this method, the results were $5.95M compared to the Peer Average of $6.12M. This leveraged EquityNet's publicly available Benchmarking database. EquityNet maintains one of the largest benchmarking databases for privately-held businesses in North America.

Second, the other method the Company used was averaging the Cost Approach alongisde the Asset Approach. These methods look at the cost to replace or purchase the business and the replacement of all the IP and assets. Please refer to the financial statements for data that was used to calculate a value of $6.1M from the average of these two methods.

Recently, we completed the development of a proprietary study (our IP) that will be used to market our system to high profitable growers. In addition, we added an very experienced sales lead to our team. Our current Qualified Opportunity value increased to over $1.5M and expected to close within 9-12 months. Importantly is that the two largest Agriculture Equipment shows west of the Mississippi will occure in Feb and March of 2022. We intend to have several demonstration units and a large team present. Lastly, our main supplier offered us an additional discount, which will add to our margin on these sales.

After reviewing these two methods, we decreased the valuation for a conservative approach and determined a $6,000,000 million valuation.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all the company only has one class of security; (ii) all outstanding options are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company does not currently have any outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  50.0%
  TBD

- *Inventory*
  46.5%
  Sensor technology for Citrus sprayer.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Lead generation, Social and Digital Media, Training Materials, Research, Ad Boosting, Product Materials, Support of Farmer Field Days.

- *Research & Development*
  25.0%
  Research, Grant Applications, Design and Development of the Version 2 sensor, Patent Application and Process, Testing of new sensor combinations, data analytics development.

- *Inventory*
  15.0%
  Inventory for re-sell and retrofit of existing sprayers.

- *Company Employment*
  30.0%
  Salaries & Benefits for existing employees and addition/transition from contractor to employees for R&D, Sales, Marketing.

- *Operations*
  6.5%
  Support improved systems, technology, finance, CPA Audit to reach next goal.

- *Working Capital*
  10.0%
  Build out of 2-3 additional demonstration units that can handle different 'fit'-configurable to test new sensor combinations on different crops.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://agtechlogic.com/ (agtechlogic.com/contact).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/agtechlogic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AgTechLogic Inc.

[See attached]

AgTech Logic, Inc. (the "Company") a Delaware Corporation
and
TAB AG Group, LLC (predecessor Entity)

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
AgTech Logic, Inc.

We have reviewed the accompanying financial statements of the Company which comprise its predecessor entity's statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
October 13, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31, 2020	2019
ASSETS		
Current Assets		
Cash and Cash Equivalents	32,485	-
Accounts Receivable	1,720	-
Inventory	1,878	-
Total Current Assets	36,083	-
Non-current Assets		
Vehicles and Demonstration Equipment, net of Accumulated Depreciation	40,015	
Total Non-Current Assets	40,015	-
TOTAL ASSETS	76,098	-
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	13,235	-
Related Party Loans	122,333	35,500
Accrued Interest on Related Party Loans	5,205	1,132
Other Liabilities	-	45
Total Current Liabilities	140,773	36,677
TOTAL LIABILITIES	140,773	36,677
EQUITY		
Member Capital	(64,675)	(36,677)
Total Equity	(64,675)	(36,677)
TOTAL LIABILITIES AND EQUITY	76,098	-

Statement of Operations

	Year Ended December 31, 2020	2019
Revenue	31,095	-
Cost of Revenue	14,040	-
Gross Profit	17,055	-
Operating Expenses		
Advertising and Marketing	2,832	67
General and Administrative	30,841	4,475
Rent and Lease	1,750	1,202
Depreciation	7,278	-
Total Operating Expenses	42,701	5,744
Operating Income	(25,646)	(5,744)
Interest Expense	5,073	1,132
Net Income (loss)	(30,719)	(6,876)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income	(30,719)	(6,876)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	7,278	-
Accounts Payable	13,234	-
Accrued Liabilities	4,073	1,132
Inventory	(1,878)	-
Accounts Receivable	(1,720)	-
Other	(44)	44
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	20,943	1,176
Net Cash provided by Operating Activities	(9,776)	(5,700)
INVESTING ACTIVITIES		
Vehicles and Demonstration Equipment	(47,293)	-
Net Cash provided by Investing Activities	(47,293)	-
FINANCING ACTIVITIES		
Related Party Loan Proceeds, Net	86,833	-
Related Party Loan Repayments	-	(13,500)
Member Contributions, Net	2,721	16,075
Net Cash provided by Financing Activities	89,554	2,575
Cash at the beginning of period	(0)	3,124
Net Cash increase (decrease) for period	32,485	(3,124)
Cash at end of period	32,485	(0)

Statement of Changes in Member Equity

	Member Capital	
	$ Amount	Total Member Equity
Beginning Balance at 1/1/19	(45,876)	(45,876)
Member Contributions	16,075	16,075
Net Loss	(6,876)	(6,876)
Ending Balance 12/31/2019	(36,677)	(36,677)
Member Contributions	2,721	2,721
Net Loss	(30,719)	(30,719)
Ending Balance 12/31/2020	(64,675)	(64,675)

AgTech Logic, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

AgTech Logic, Inc ("the Company") was formed in Delaware on September 14th, 2021. The Company previously existed as TAB AG LLC which was organized on April 10th, 2018. The Company earns revenue via the sale of products associated with its crop management technologies.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities. The financials herein represent the operations of the Company's predecessor entity.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Book Value as of 12/31/20**
Demonstration Equipment	7	38,153	(5,450)	32,703
Vehicle	5	9,140	(1,828)	7,312
Grand Total	**-**	**47,293**	**-7,278**	**40,015**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Equity-based Compensation

The entity has issued options to purchase 408,000 shares of the Company's common stock to employees and 3rd parties.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company had outstanding Loans in the amount of $122k from members of the company and related family members. The amounts accrue interest at 3-8% and have various repayment terms including cash and conversion options. The loans are callable on demand or require monthly payments of approximately $2k per year.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

See Note 3.

Debt Principal Maturities 5 Years Subsequent to 2020

Year	Amount
2021	122,333
2022	-
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 5,000,000 of common shares with a par value of $0.00001 per share. 792,000 shares were issued and outstanding as of the date of these financials.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 13, 2021, the date these financial statements were available to be issued.

The Company received $150k in loans from a 3rd party accruing no interest and due on demand or convertible into shares of the Company's common stock.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The business has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

AgTechLogic, Inc.

Accelerating Precision Ag Technology


Integrating Farming, Technology and Sustainability.
Innovative solutions to protect natural resources.

Website | Mesa, AZ | AGRICULTURE

$0.00 raised

0 Investors	**$6M** Valuation
$5.00 Price per Share	**$600.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Did you know that natural resources are diminishing daily? Now, more than ever innovation in agriculture is paramount. Our quest for sustainable agriculture is the key solution to impact the food we grow globally. AgTechLogic determined it is time to develop smarter technology to improve growing food, to ensure our resources are protected, we reduce the amount of herbicides, our farmers are profitable, and we advance the future of farming.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Increased our 2020 revenue while in the pandemic over 2019.
- Advanced sensor technology saves up to 90% on chemical usage, making a huge impact on farmers profits, soil health and reducing food insecurities due to our growing population.
- Connected agricultural technologies, including AI and machine learning, are projected to triple in revenue by 2025, reaching over $15 billion.

OVERVIEW

Our goal is to change the agriculture industry with advanced precision spot spraying solutions for weed eradication and herbicide reduction.


Helping farmers & municipalities create viable agtech solutions that will improve their land, their profitability & our natural resources.

AgTechLogic was created by diverse industry specialists who are committed to creating a holistic and collaborative approach to create healthier soil and healthier crops. The Company is in the initial revenue generation phase, and currently developing its technology and mobile app. Its products are available on the market.

The reputable AgTechLogic team & advisers represent decades of experience within the agronomy, agro-business, organic farming, technology, engineering, business strategy & government affairs industries – yielding a balanced and focused approach to the growth of our business.

Friends coming together to improve agriculture by combining a farmer's point of view with technology to help farmers & municipalities create viable options that will improve their farms & land. We are deploying Precision Agriculture Technologies today to create healthier soil and crops while providing more cost effective options for farmers and municipalities to combat weeds.

THE PROBLEM

We need a smarter way to manage weeds and reduce herbicide use.

Simply put, weeds have been a pain in the side for farmers since the beginning of farming. They take valuable nutrients, minerals and water from plants and can even cause abnormal crop growth and color (Source). It's one of the biggest, most consistent problems farmers face. At $40-$60 an acre, weed control has grown so costly that it led to the rise of Precision Agriculture Technology as farmers needed a more effective alternative than herbicides alone. Weed prevention has gotten to the point where companies are augmenting the spot spraying process with AI, robotics, and data collection just to handle the problem.


Weeds are one of the biggest, most consistent problems farmers face.

Source

Profits are even harder to obtain for farmers nowadays, especially when dealing with the difficult effects of climate change. Take into account that some farmers lose as much as 10% of their crop yield to weeds, and the problem becomes that much more exacerbated (Source). What's worse is that weeds are now resisting many low-cost herbicides on the market, causing farmers to use costlier herbicides. Farmers are seeking options in weed control that are not expensive, and municipalities and airports are seeking more effective and environmentally favorable ways to kill weeds. The agricultural industry needs a sustainable, efficient, and cost effective manner in killing weeds.

THE SOLUTION

Innovative Sensor Controlled Spot Spraying



We deploy weed detection technology that applies chemicals only to the target vs spraying continuously, allowing a savings of up to 90% of chemicals annually. Precision spot spraying implements intelligent sensors that sample the ground 40,000 times per second, searching for living plant matter up to speeds of 15mph. It uses blue LED-lighting and a dual core processor to increase the accuracy, efficiency, and communication speed of its sensors. Our technology is built for use both day and night, so growers are not limited to daylight hours for spraying. Most importantly, our technology has reduced the cost of weed management by 50% and up to 90% in some cases, providing farmers and growers a more regenerative/sustainable solution.


Growers are not limited to daylight hours for spraying

Our current R&D teams are designing solutions that are even more cost effective to the farmers - that will also combine autonomous integrations and refined data collection that will allow farmers to prepare and predict soil health needs.


50-90%
Cost reduction in weed management

By adopting this technology into the herbicide spray systems, we believe farmers can realize substantial savings in the amount of herbicide required to treat every acre. These savings not only minimize the environmental impact of chemicals, but also reduce the overall cost of treatment, greatly expanding the Integrated Pest Management choices available at reduced costs. Our technology allows for two additional operating modes: dual spraying and cover mode. In dual spraying, you can apply low application rates (like 30 l/ha) full width and higher rates (like 100 l/ha) with just one spray line.

Our business model takes a multi-channel marketing approach to engage farmers, co-operatives, and large agri-food corporations during Industry “Field Days” and through our business development efforts. Over time, we also intend to penetrate our market using multiple methods to generate revenue (e.g., direct sales, tele-sales, advertising, endorsements, joint ventures, host beneficiary relationships and referral systems.) We intend to make money by going after large and lucrative government contracts to do weed management for municipalities, federal agencies and farmers.

OUR TRACTION

The world is taking notice


Collaborator
THE UNIVERSITY OF ARIZONA
Pending
NSF
Expansion
Canada, Mexico, and Puerto Rico

Early results from our trials at the University of Arizona support our claims that precision weed management is efficient and effective. Our technology works in any weather, day, or night, which is one of the many reasons why we were a finalist for the NSF grant for weed management research. AgTechLogic also secured the rights to expand it's WEED-IT product distribution from the US to Canada, Mexico, and Puerto Rico.

THE MARKET

A complete solution for your agricultural needs


Weed Mgmt
AgTechnology
Soil Health
Data Analysis
Water Conservation
Advisory
Organic Fertilizer
Seedlings

Unlike our competitors, AgTechLogic is far more than a one-trick pony in terms of service offerings. Outside of precision spot spraying & technological advancements, we offer a wide breadth of services that give our clients a complete solution to all their soil needs. AgTechLogic also offers a stout line of advisory services such as certified crop advice, certified organic and sustainable crop production, diverse field services, soil tissue-water sampling and processing for chemical and biological analysis and interpretation, field database building, soil media analysis, lab analysis, and even business development.

AgTechLogic offers a comprehensive line of premium organic fertilizers, soil enhancements and other plant beneficial materials, allowing them to retain higher profit margins and lower investments than conventional farming conversions. We are supporting the researchers at the University of Arizona and private environmental firms to develop an effective soil amendment that will increase the water use efficiency of arid soils. To help farmers with seedling management, we have partnered with a manufacturing leader to design and build a new seedling growing solution that minimizes risks and greatly reduces the load of managing the data.


Propriety App Development
Farm financials
Weather data
Lab analysis
Soil qualities
Irrigation cycles
Imagery data
agtech
PRO
FARMS
FIELDS
CURRENT
PROJECTIONS

*The above graphic contains images of our beta app which is currently not available for general use.

With technology as our backbone, it is no surprise we are currently designing a proprietary app to control, manage and data collect its soon to be developed automated (AI/Robotics) integrations. It is designed to give growers comprehensive data collection and analysis of their farm's profitability. Via proprietary designed technology, we will incorporate data inputs such as farm financials, weather data, lab analysis, soil qualities, irrigation cycles, input product effectiveness and imagery data. These data points are compiled within the app and provide recommendations for modifications, efficiencies, and product recommendations.

Much of AgTechLogic's R&D is focusing on AI and machine learning.

AI can provide farmers with real-time insights from their fields, allowing them to identify areas that need irrigation, fertilization, or pesticide treatment.

- AI technology helps in detecting disease in plants, pests and poor nutrition of farms.
- Robotic systems can be used to replace a wide range of tedious tasks that require manual work, including tiling of land, planting, watering, and harvesting.
- Quick return on investment of less than three years, while reducing total costs of plant protection and boosting crop yields.
- Smart Farming and AI is predicted to be used within 85% of all domestic farms by 2027. Source: BIS Research.
- Finding irrigation leaks, optimizing irrigation systems and measuring how effective frequent crop irrigation improves yield rates are all areas AI contributes to improving farming efficiencies.
- Analyzing data coming from sensors placed in the soil, supplied by soil analysis drones, or sourced from smartphone cameras, an AI solution can detect soil defects and recognize nutrient deficiencies.
- AI can also examine seed photos and compare them to images of healthy seeds; a supervised machine learning algorithm will determine seed quality and figure out what crops they are seeing.
- Sensors monitor nutrition levels in the soil and, if needed, cross-check them with the levels that historically brought the best yields on the given crop.

WHY INVEST

Be a part of changing the future of farming & improve our food supply chain.



We at AgTechLogic don't just aim to become one of the Top 20 firms in the precision agri-tech space, we aim to revolutionize the agricultural industry by making it more sustainable and cost effective for all farmers. Our technology and products have been proven at the highest levels to manage weed, improve soil health, and plump up the profits of farmers and growers alike. Help the environment and the people who grow our food while making strong financial returns and invest in AgTechLogic today.

Meet Our Team



Thomas Gauthier

Co-Founder & CEO

As founder and CEO of AgTechLogic, Tom brings over 30 years of experience that includes business start-ups, managing multi-million dollar P&L's and programs and developing executive relationships in the agricultural market. Tom has a degree in Chemical Engineering with a minor in Environmental Science from University of Illinois. Tom comes from a family of farmers. Tom has consulted for some of the largest global companies like Cargill, Archer Daniels Midland, CGB, Ardent Mills, Wal-Mart, Merck, Johnson & Johnson, and Best Buy. Tom led a team of over 50 developing Agriculture Software. Tom has two patents that have been in the market for more than 20 years. Tom is also a veteran of the U.S. Army and recently completed course work in commodity trading. (Tom works Full-Time for AgTechLogic)



Todd Shuler

Head of Operations - Consultant

Todd Shuler is our consultant - Head of Operations.

He brings a distinguished track record of service to many clients in the following industries: Automotive, Banking and Capital Markets, Big Pharma, Consumer and Product Goods / Retail, Defense, Government (Municipal, State and Federal), Health Care, Human Services, Insurance and Manufacturing.

Todd services AgTechLogic through his consulting business, Crown Global Ventures LLC, a firm specializing in merger and acquisition and technology consulting. Over his esteemed career, he has also worked for such Fortune 500 companies as The Allegis Group, Texas Instruments and Bank of America as well as served many years with Big Four firms, Deloitte and EY. Todd also served in the U.S. Armed Services and is a veteran of Operation Desert Storm.

A graduate of the University of Georgia, Todd majored in Management Information Systems with a minor in Japanese Language and Literature. Mr. Shuler currently sits on the MIS Advisory Board at the University of Georgia's Terry College of Business. Todd is also a published author of various genres including business, fictional and inspirational works. (Todd works Part-Time for AgTechLogic)



Tong Kim

Head of Research & Development

Tong Kim is the Head of R&D for AgTechLogic and leads the research & development initiatives, appointed to bring innovative solutions to the AgTech industry.

He has a BSEE from the University of Arizona with over 25-years of experience in system architecture and development within some of the most respected technology companies including Intel and Samsung.

Tong is a veteran of the U.S. Air Force, bilingual, being fluent in Korean, and enjoys outdoor activities such as hiking and motorcycle riding. (Tong Kim works Full-Time for AgTechLogic)



Amy Koenig

Head of Marketing - Consultant

Amy Koenig is our consultant - Head of Marketing through Intellective Marketing Consultancy.

As Head of Marketing, Amy brings over 20 years of experience working with a wide range of brands across multiple categories. Her focus is creative problem solving and helping brands tap into passion points that will engage and connect with consumers through creative and analytical strategies.

Her past experience in executive marketing roles at LG Electronics, Alcatel/TCL Communications and Kraft Foods, along with global marketing & advertising agency strategic roles provide an integrative approach to her expertise.

She also is Chief Strategic Officer and Founder of Intellective Marketing Consultancy, helping to launch over 40 companies and brands.

Specialty in product launches, go-to-market, start-ups, brand architecture, lifestyle marketing, public relations, social/digital, Ecomm, project management, consumer insights, B2B & B2C, creative & strategic marketing plans.

Amy has held advisory roles within the Google Advisory Council, and has additionally been published in AdWeek and Event Marketer Magazine, featuring her marketing campaigns. She is also a Clio Award Nominee. (Amy works Part-Time for AgTechLogic)



Tony Case

Head of Sales

Tony brings over 30 years of experience that includes sales of technology and equipment into the agriculture markets throughout the US. Tony has a business degree from California State University East Bay. Tony brings a true entrepreneurial spirit with three successful start up businesses that have each been sold for significant profit.

Tony has established national distribution channels for manufactures as well as hired, trained, motivated and supported hundreds of direct and independent sales professionals. Tony trained under the Dale Carnegie School for Sales as well as studying in Japan to achieve his Lean Black belt from the Toyota Production System. Tony is a family man with two beautiful children. (Tony works Part-Time for AgTechLogic)



Ally Richards

Lead Research Biologist

Ally Richards, AgTechLogic's Lead Research Biologist, provides vital industry insights to assist in product and service development for AgTech advancement. She has a Bachelor of Science in Biology from California State Polytechnic University, Pomona and is currently completing her Masters in Plant Biology at the University of California, Riverside.

Ally has provided numerous case studies, white papers and grant submissions on behalf of AgTechLogic, including contributions for National Science Foundation considerations.

Additionally, she has researched & published the effects of drought conditions on water storage capacity of nonnative Opuntia microdasys ssp. rufida and native Opuntia littoralis over time.

She is a member of the Botanical Society of America, California Native Plant Society and Cactus & Succulent Society of America. (Ally works Part-Time for AgTechLogic)



Don Hiatt

Technology Advisor

An integral member of the AgTech Logic team for successful startups for over 30 years. As Technology Advisor, Don is responsible for developing data analysis platforms within products and services.

Don previously managed ImageTag's patented technology and software development. As Chief Technology Officer at Resource Management International, Don's internal and external consulting experience proved invaluable in the creation of mission critical applications for several U.S. Fortune 50 clients including Hewlett-Packard, Chase Manhattan Bank, Visa/MasterCard Interbank, Phillip Morris, Lockheed Martin and Lloyds of London.

As founding senior partner with The Image Consulting Group, Inc., Don's projects for Kraft Food Service, Blue Cross of Virginia and Phillip Morris earned various awards and industry recognition. (Don is an Advisor to the Company)



Jordan Webb

Regional Account Manager

Jordan Webb is a Regional Sales and Accounts Manager of AgTechLogic.

Before joining AgTechLogic, Jordan had spent the last 15 years in the health and fitness industry with an avid focus on nutrition and organic food sources. He has extensive sales experience and is dedicated to presenting best practices and practical solutions.

Jordan connects with farmers throughout the country to better understand the current challenges they face and how AgTechnologies can help them advance toward greater success.

His passion is for improving the health of people & plants to ensure a sustainable future. His deep understanding of the impact on herbicide use fuels his focus in transforming the industry with utilization of AgTech products and services. (Jordan works Part-Time for AgTechLogic)



Erik Barton

Regional Account Manager

Erik Barton holds the title of Regional Accounts Manager for AgTechLogic. His diverse experience within the agriculture industry provides an invaluable benefit to connecting with farmers and growers.

Erik's experience as CEO & founder of EB Consulting, allowed a high level of consulting services to better understand the needs of growers.

Erik also held executive roles within the agriculture industry with positions as Vice President of GrowersHouse and CEO of Greners, which grew to gain IPO status then merged with GrowLife, Inc, where he stayed on as VP Ecommerce operations to develop a broader reach through expansion of online sales and supply chain expansion.

Erik served as a chemist for Dow Pharmaceuticals and Diageo North America Wine Division as an Enologist. Erik earned an EMBA from Sonoma State University in Business Administration, and also holds a BS degree from UC Santa Barbara in Biology. (Erik works Part-Time for AgTechLogic)



Jerry Miller, PhD.

AgTech Advisor

Dr. Miller possesses degrees in Agronomy from Colorado State University, Soil Bioremediation from North Carolina State University and Microbial Degradation of Agricultural and Industrial Chemicals from the University of Arizona. He has operated a successful consulting business for over 15 years primarily working in agriculture with occasional projects in nursery management, landscaping and native plant revegetation. He has consulted with conventional and organic farmers all across the southwest.

As a soil fertility expert, he supports current AgTeach research into, and operational moves toward, sustainability, renewability, and regenerative agriculture. This includes the use of microbial, i.e. living, fertilizers, composting, as well as other practices that increase the organic matter content of soil such as proper crop rotation, cover crops and reduced tillage.

He has been a member of the Soil Science Society of America since 1996 and is a Certified Professional Soil Scientist as well as an Arizona Certified Sanitarian. He currently operates a certified water analysis laboratory in New Mexico for potability testing. (Jerry is an Advisor to the Company)



Randy Norton, PhD.

Agronomy Advisor

Dr. Norton is currently the Director of the Safford Agricultural Center at the University of Arizona, which provides research and service to farmers. He provides educational assistance aimed at increasing the effectiveness, competitiveness and profitability of farmers. In addition to agronomy, Norton's areas of expertise also include applied research, horticulture, livestock and natural resources.

Norton has been with the University of Arizona's Extension program since 2001. He started as an Assistant Agriculture Agent then became an Area Associate Agent. Norton graduated with a bachelor's degree in plant science in 1993, followed by a master's degree in soil science in 1996 and a Ph.D. in soil chemistry and soil fertility in 2000, all from the University of Arizona. He is also a member of the National Cotton Council of America's Program Committee. (Randy is an Advisor to the Company)



Alberto Diaz

Lead Agronomist

Alberto has over 18 years of agriculture experience in certified organics and sustainable agriculture. Alberto is also a CCA – Certified Crop Advisor. Alberto was the general manager at Agroplasma until May 2017 (left to become an independent) and very familiar with the industry, products and farming practices. He currently consults for several farmers in the US and Mexico. Alberto has also performed field research work with the University of Arizona. Alberto is very familiar with fertilizer regulations, certifications and registrations. (Alberto works Full-Time for AgTechLogic)

Offering Summary

Company :	AgTechLogic Inc.
Corporate Address :	1910 South Stapley Drive Suite 221, Mesa, AZ 85204
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$600.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 214,000

Price per Share : $5.00

Pre-Money Valuation : $6,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$600+

Seedling Package. Just as you are helping our company grow, we want you to 'grow' with us. 100% organic, sustainable and biodegradable pot, soil and seedlings customized for your region to ensure optimal seedling success.

$1000+

Local farmers bountiful basket. As we continue to support farmers, we want to share some literal 'fruits' of their labor. Organic, locally sourced products delivered for you to enjoy with friends & family.

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

$100,000+

Invitation to participate in board of directors & invitation to collaborate with our research & development team and 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

AgTechLogic, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

AgTechLogic, Inc. - Investor Video

Tom Gauthier, Founder, CEO

Hi, I'm Tom Gauthier, and I'd like to share with you insights on how AgTechLogic is changing the agriculture industry with advanced precision spot spraying solutions for weed reduction.

We believe agriculture is undergoing an evolution - and AgTechLogic is becoming a critical part of the shift, with our approach in creating innovative agriculture technologies in weed management....because no one has ever said 'weeds are great'.

It is time to develop smarter technology to improve growing food, to ensure our resources are protected, our farmers are profitable and we advance the future of farming.

Our current sensor controlled weed management systems utilize accurate detection and elimination.

Advanced sensor technology detects weeds from living crops, sprays only the weeds, saving up to 90% on chemical usage. Add the savings of fuel, time and operational support and that becomes even more impactful.

Plans include combining advanced AI and robotics to improve existing ag systems.

With the cost of herbicides increasing as much as 240% in past year and continued shortages, conservation is more important than ever.

The US uses over 1 billion pounds of pesticides annually. We need to vastly reduce the use of chemicals to improve the environmental impact...NOW.

By 2050, the world's population will increase by 2 billion people, requiring a 60% increase in food supply.

Our goal is to better equip growers to prepare for this reality

Tong Kim, CTO, Research & Development

Our current intelligent precision sensing spray technology uses Chlorophyl Fluorescence, that is precise in the detection of weeds and spraying only where herbicides are needed. Our team is working on the next generation of advanced precision spray technology that will combine real-time sensing, dynamic image recognition, artificial intelligence and agriculture specific big data.

Connected agricultural technologies, including AI and machine learning in agriculture, is projected to triple in revenue by 2025, reaching over $15 billion.

Ally Richards, Lead Research Biologist

Our precision agriculture technologies are designed to create healthier soil and crops while providing cost effective options to combat weeds; With over 2 million farms totaling nearly 900 million acres of land in the US – the potential is huge. We also collaborate with universities to validate solutions and seek the right fit for farmers and municipalities while being mindful of the economics.

Tom Gauthier, Founder, CEO

In addition to advanced weed management, AgTechLogic offers a diverse service to bring an integrated approach to sustainable and regenerative farming.

Over $5 billion was invested by venture capitalists 2020, and 2021 is poised to be another record year. Halfway into 2021, over $4.3 billion has been invested in the sector. If the trend continues, 2021 investment will be 70% higher than last year.

We hope you join us in impacting our future. Let’s go change the world.

END

##

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